

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Brett C. Moody
Moody National REIT I, Inc.
6363 Woodway Drive, Suite 110
Houston, Texas 77057

> Re: **Moody National REIT I, Inc.**
> **Post-Effective Amendment No. 5 to Form S-11**
> **Filed April 26, 2011**
> **File No. 333-150612**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-150612**

Dear Mr. Moody:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplement No. 1 dated April 25, 2011

Our Performance - Funds from Operations and Modified Funds from Operations, page 2

1. Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be useful for an investor assessing the

sustainability of current operating performance in the future, after the acquisition and offering stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

Description of Portfolio, page 4

2.   Please disclose the revenue per available room, the average daily room rate and occupancy for the Residence Inn by Marriot Perimeter Center. Please provide similar disclosure in your future Exchange Act periodic reports.

Information Regarding Our Distributions, page 5

3.   Please clarify the source of cash for distributions declared in third quarter 2010.

4.   Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception. Please provide similar disclosure in your future Exchange Act periodic reports.

5.   We note that you present MFFO for the year ended December 31, 2010 as compared to net cash provided by operating activities when discussing distributions paid. Since MFFO is not a liquidity measure, please remove the reference to MFFO as provided in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Rosemarie A. Thurston
    Gustav F. Bahn
    Alston & Bird LLP
    Via facsimile (404) 253-8447